# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082407
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001955231

## Reporting persons
- Freebird Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,412; sole dispositive power 0; shared dispositive power 120,412; aggregate amount beneficially owned 120,412 (9.9% of the class)
  Comment: Freebird Investments LLC, a Texas limited liability company ("Freebird Investments"), serves as the general partner of Freebird Partners LP, a Texas limited partnership ("Freebird Partners"). Curtis W. Huff is the sole member of Freebird Investments. By virtue of these relationships, each of Freebird Investments and Mr. Huff may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.
  
  The number of shares of Common Stock owned by the Reporting Person reflects Ernexa Therapeutics Inc.'s (the "Issuer") 1-for-25 reverse stock split of its outstanding shares of common stock, par value $0.005 per share (the "Common Stock") that was effected on May 4, 2026 (the "Reverse Stock Split"), as reported.
  
  Rows 6, 8 and 9 are based on (i) 81,417 shares of Common Stock of the Issuer, (ii) 52,000 shares of Common Stock issuable upon the exercise of warrants to purchase 52,000 shares of Common Stock at an exercise price of $17.00 (the "Common Warrants"), and (iii) 15,015 shares of Common Stock issuable upon the exercise of pre-funded warrants to purchase 15,015 shares of Common Stock at an exercise price of $1.875 per share (the "Pre-funded Warrants" and together with the Common Warrants, the "Warrants"). Pursuant to the terms of the Warrants, the Reporting Person cannot exercise the Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock. As a result, Rows 6, 8 and 9 exclude 28,020 shares of Common Stock issuable upon exercise of the Warrants because of this limitation.
  
  Row 11 is calculated based on an aggregate of 1,205,328 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 38,995 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
  
  This Amendment No. 6 to Schedule 13G amends the Schedule 13G filed by the Reporting Persons named therein on December 2, 2022, as amended and supplemented to date.
- Freebird Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,412; sole dispositive power 0; shared dispositive power 120,412; aggregate amount beneficially owned 120,412 (9.9% of the class)
  Comment: As noted above, Freebird Investments serves as the general partner of Freebird Partners and, as a result, may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.
  
  The number of shares of Common Stock owned by the Reporting Person reflects the Reverse Stock Split, as reported. Rows 6, 8 and 9 are based on (i) 81,417 shares of Common Stock of the Issuer, (ii) 52,000 shares of Common Stock issuable upon the exercise of the Common Warrants, and (iii) 15,015 shares of Common Stock issuable upon the exercise of the Pre-funded Warrants. Pursuant to the terms of the Warrants, the Reporting Person cannot exercise the Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock. As a result, Rows 6, 8 and 9 exclude 28,020 shares of Common Stock issuable upon exercise of the Warrants because of this limitation.
  
  Row 11 is calculated based on an aggregate of 1,205,328 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 38,995 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Curtis Huff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,412; sole dispositive power 0; shared dispositive power 120,412; aggregate amount beneficially owned 120,412 (9.9% of the class)
  Comment: As noted above, Curtis W. Huff is the sole member of Freebird Investments, which is the general partner of Freebird Partners, and, as a result, he may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.
  
  The number of shares of Common Stock owned by the Reporting Person reflects the Reverse Stock Split, as reported. Rows 6, 8 and 9 consist of (i) 81,417 shares of Common Stock of the Issuer, (ii) 52,000 shares of Common Stock issuable upon the exercise of the Common Warrants, and (iii) 15,015 shares of Common Stock issuable upon the exercise of Pre-funded Warrants. Pursuant to the terms of the Warrants, the Reporting Person cannot exercise the Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock. As a result, Rows 6, 8 and 9 exclude 28,020 shares of Common Stock issuable upon exercise of the Warrants because of this limitation.
  
  Row 11 is calculated based on an aggregate of 1,205,328 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 38,995 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Issuer
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

*Freebird Partners LP, a Texas limited partnership;

*Freebird Investments LLC, a Texas limited liability company;

*Curtis W. Huff, an individual and a citizen of the United States of America.

Freebird Investments LLC is the general partner of Freebird Partners LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Freebird Partners LP.

Curtis Huff is the sole member of Freebird Investments LLC, which is the general partner of Freebird Partners LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Freebird Partners LP.

Freebird Partners LP, Freebird Investments LLC, and Mr. Huff have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13G on December 2, 2022 as Exhibit 99.1, which is hereby incorporated by reference, pursuant to which they have agreed to file this Amendment No. 6 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Person is:

2800 Post Oak Blvd, Suite 2000
Houston, Texas 77056
Citizenship: See Row 4 of each Reporting Person's cover page to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each Reporting Person's cover page to this Schedule 13G.
Percent of class: See Row 11 of each Reporting Person's cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of each Reporting Person's cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Freebird Partners LP: /s/ Curtis Huff, Curtis Huff, Chairman and President (05/15/2026)
- Freebird Investments LLC: /s/ Curtis Huff, Curtis Huff, Chairman and President (05/15/2026)
- Curtis Huff: /s/ Curtis Huff, Curtis Huff (05/15/2026)